Exhibit 99.1

Set forth below are talking points distributed internally at Brookfield Office Properties for use in responding to questions from colleagues and business relationships.

Project Groundhog – Talking Points

April 2013

FOR INTERNAL USE ONLY

The following talking points are intended for internal use only by select Brookfield Office Properties personnel. The points below reiterate information issued in our press release on April 25, 2013, and represent all the company can legally disclose about this transaction at this time. The points are intended to inform you in casual conversations with business relationships and colleagues and not in discussions with media, shareholders or in any public forum. Any formal request for comment from media should be directed to Melissa Coley at (XXX) XXX-XXXX. Requests for comment from investment professionals or Brookfield shareholders should be directed to Matt Cherry at (XXX) XXX-XXXX.

The Merger Agreement

•	Brookfield Office Properties (BPO) has entered into a merger agreement with MPG Office Trust (MPG) in which a newly formed fund controlled by BPO will acquire MPG.

•	Under terms of the agreement, MPG shareholders will receive $3.15 per share in cash. The per share price represents a 21% premium to MPG’s closing share price on April 24, 2013.

•	Management of MPG views BPO as a strategic buyer that has the market presence to appreciate the potential long-term value of the MPG assets.

•	The transaction is contingent upon approval of MPG’s shareholders. It is anticipated that proxy materials will be made available in May and if the transaction is approved it will close in the third quarter of 2013.

The Fund’s Portfolio & Structure

•	The new fund will own both BPO’s existing downtown office assets and all the assets of MPG.

•	The seven class A office assets in the fund, totaling 8.3 million square feet, are:

o	Bank of America Plaza (BPO) – 1.4 msf, 93.4% leased*
o	601 S. Figueroa (BPO) – 1.0 msf, 90.4% leased*
o	Ernst & Young Tower (BPO) – 0.9 msf, 85.4% leased*
o	Wells Fargo Tower (MPG) – 1.4 msf, 88.5% leased*
o	Gas Company Tower (MPG) – 1.4 msf, 76.2% leased*
o	KPMG Tower (MPG) – 1.2 msf, 93.7% leased*
o	777 Tower (MPG) – 1.0 msf, 80.6% leased*
o	Total – 8.3msf, ~85% leased

*	Leased % based on publicly available material as of December 31, 2012

Overall Los Angeles CBD Size/Market Occupancy: 27.4 msf, 78.7%

•	The fund will also acquire two additional assets in Downtown Los Angeles: FIG@7th, BPO’s newly redeveloped retail complex, as well as a strategically located development site adjacent to FIG@7th and two of the office towers.

•	BPO will sponsor and manage the fund and will hold a 47% interest. Institutional partners will hold the remaining 53% interest.

Brookfield’s Strategic View

•	The proposed transaction provides the opportunity to combine and operate a sizeable portfolio of the highest quality assets in a major U.S. gateway city.

•	Downtown Los Angeles is a dynamic urban market, featuring modern transportation infrastructure, a growing residential population and access to a diverse labor pool.

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